Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

24 February 2005

TSAKOS ENERGY NAVIGATION (TEN) REPORTS RECORD PROFITS FOR

FOURTH QUARTER AND FULL YEAR

Quarterly net income up 280% - Full year net income rose 143%

Board of Directors declare Semi-Annual Dividend of $0.95 per share with respect to 2004 operations.

FOURTH QUARTER HIGHLIGHTS

-	Net income rose 280% to $54.27 million

-	EPS of $2.69 versus $0.83 in fourth quarter of 2003.

-	Purchased new-building Aframax for delivery June, 2005.

-	Paid semi-annual dividend of $0.70 per share in October.

ADDITIONAL FULL YEAR HIGHLIGHTS

-	Record net revenues of $305.21 million, up 33%.

-	Record net income of $143.29 million, up 143%.

-	Record EPS of $7.53 (basic) versus $3.45 in 2003.

-	Added second VLCC to fleet in January.

-	Ordered six ice-class 1A vessels (2006/2007 deliveries).

-	Ordered TEN’s first LNG carrier (2007 delivery).

-	Sold three vessels (two of which were Single-Hull) realizing a capital gain of $21.37 million.

-	Declared a cash dividend of $0.95 per share, payable in April 2005, resulting in a total dividend of $1.65 with respect to 2004 operations as compared with $1.00 with respect to 2003 operations and $0.70 with respect to 2002 operations.

ATHENS, GREECE – February 24, 2005 – TSAKOS ENERGY NAVIGATION LIMITED (TEN) (NYSE: TNP) reported results for the fourth quarter and full year 2004.

Net revenues for the fourth quarter of 2004 increased 49% to $90.18 million from $60.42 million a year earlier. Income before depreciation charges excluding capital gain from vessel sale of $12.61 million was $50.52 million in the recent quarter as compared with $22.84 million in the fourth quarter of 2003. Net income in the final quarter of 2004 was $41.66 million, excluding the aforementioned capital gain, representing an increase of 192% over the $14.29 million in the year earlier quarter. Net revenues after commission for full year 2004 were $305.21 million, up 33% from the $230.07 million generated in 2003. Income before

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depreciation charges, excluding capital gains from the sale of vessels of $21.37 million, was $157.30 million in 2004 as compared with $91.93 million in 2003. Net income, excluding the capital gains was $121.92 million in 2004 representing an increase of 107% over the profits of $59.05 million earned in 2003.

Basic earnings per share based on average number of shares outstanding were $2.69 in the fourth quarter of 2004 versus $0.83 in the year earlier quarter. For the full year earnings per share were $7.53 in 2004 as compared with $3.45 in 2003.

Net revenues after commission for the year rose $75.14 million or 33%, reflecting: the very strong charter market; the modest increase in the fleet from an average of 25.7 vessels in 2003 to 27.3 in 2004; and fleet utilization of 97.6% in 2004 versus 92.9% in 2003. The very strong charter market produced an average time charter equivalent rate of $28,722 per vessel in 2004, up from $22,633 in 2003. Voyage expenses, defined as variable costs of operation for vessels on voyage charters were $66.45 million in 2004 as compared with $61.30 million in 2003. However, excluding freight costs of chartered-in vessels, which are accounted as voyage expenses, other voyage expenses declined from $48.0 million in 2003 to $42.0 million in 2004, primarily reflecting the reduction in spot market activity.

Vessel operating costs rose to $53.90 million from $49.95 million as a result of fleet expansion, higher insurance rates, and the impact of the dollar’s weakness, which was 9.8% lower against the Euro in 2004 versus 2003. Daily operating expenses per vessel were $6,286 in 2004 up from $5,946 in 2003.

Depreciation and dry-docking amortization costs were $44.13 million in 2004 as compared with $40.71 million in 2003 reflecting fleet expansion. Management fees grew to $5.33 million in 2004 as compared with $4.47 million in 2003, reflecting fleet expansion and contract renewal. General and administrative costs rose to $3.10 million in 2004 from $2.42 million in 2003. Expanded corporate governance requirements resulted in increased legal and audit costs, higher travel expenses and directors’ fees. Expenses also include a management incentive award of $2.50 million which was determined by the objective standard of return on equity (measured by year beginning book value per share and earnings per share for the year) which was 41.0%. Interest and finance costs, net of interest income, was $9.37 million in 2004 or $2.62 million lower than those of 2003 reflecting decreased borrowings and lower effective interest rates.

“The profits for 2004 were exceptional and compared very favorably with solid results for 2003. The principal factors included the 33% increase in revenues which translated into an 86% improvement in operating income, exclusive of the capital gains realized through the sale of three vessels. The capital gains of $21.37 million were reflective of a very strong resale market and the significant difference between book values and market values in today’s market environment. This stellar performance has provided the means to distribute higher cash dividends, authorize a share repurchase program and further enhance shareholder value,” observed Mr. D. John Stavropoulos, Chairman of the Board. He added, “however expenses on a per-ship, per day basis have risen and will require constant management diligence. Inflationary pressures, growing regulatory requirements, and the penalties of a weak dollar will intensify the quest for productivity within the framework of consistently delivering a quality service to clients and a quality performance for shareholders.”

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FLEET STRATEGY

Since 1997, TEN has aggressively expanded and modernized its fleet. The company has added 18 newbuildings and one second-hand VLCC. An additional 14 vessels are scheduled for delivery in 2005, 2006, and 2007. TEN sold three vessels in 2004 including one of its four single-hulled vessels. An additional single-hulled vessel has been sold in February 2005 and will be delivered to its new owner next month. TEN plans to dispose the remaining two when conditions permit.

“The nature of our expansion program has permitted us to identify the evolving needs of our clients and to design and construct a fleet to serve those needs. Recent examples of this approach include the ten ice-class vessels in response to the expanding requirements of ice-bound regions of Russia, Canada and Alaska; the two Aframaxes designed to function in niche trade routes; and the LNG carrier permitting us to enter that arena in 2007,” observed Mr. Nikolas P. Tsakos, President and CEO of TEN. He continued, “we find ourselves very well positioned having ordered our future newbuilding deliveries at prices well below current contract values. The impact of the post-1996 expansion program is illustrated by its contribution to TEN’s 2004 results. Exclusive of the capital gains of $21.37 million (of which $20.47 million derived from the sale of two post-1996 newbuildings) 72% of net revenues and 81% of net profits were generated by the post-1996 additions. Likewise we anticipate that the 14 new buildings to delivered by May 2007 will be the catalyst for continued growth and profitability.”

The following table presents the newbuilding vessels currently on order:

VESSEL	DWT	Expected Delivery	Vessel Class
1. M/T Eurochampion 2004	164,000	18/04/2005	1C Ice Class
2. M/T Dionisos	37,000	27/06/2005	No Ice Class
3. M/T Yerotsakos	115,000	03/06/2005	Wide-Body Aframax
4. M/T Euroniki	164,000	14/09/2005	1C Ice Class
5. M/T Archangel	162,400	09/01/2006	1A Ice Class
6. M/T Alaska	162,400	27/02/2006	1A Ice Class
7. M/T Antares	36,660	13/06/2006	1A Ice Class
8. M/T Arion	36,660	24/10/2006	1A Ice Class
9. M/T Andromeda	36,660	27/02/2007	1A Ice Class
10. M/T Aegeas	36,660	25/05/2007	1A Ice Class
11. M/T Arctic	162,400	01/02/2007	1A Ice Class
12. M/T Antarctic	162,400	16/04/2007	1A Ice Class
13. M/T TBN	107,000	31/05/2007	DNA design
14. LNG TBN	150,000 cm³	31/01/2007	Membrane

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Assuming no interim retirements of vessels (exclusive of the Aframax Panos G which has been sold for delivery in March 2005) the following table outlines the composition of TEN’s fleet after delivery of the orders cited above:

TYPE	DOUBLE HULL	DOUBLE/SINGLE HULL	SINGLE HULL	TOTAL
VLCC	2			2
Suezmax	10			10
Aframax	8		2	10
Panamax	7			7
Handysize	6	4		10
LNG	1			1
Total:	34	4	2	40

TANKER INDUSTRY

Worldwide oil demand in 2004 grew to the highest rate in decades. The 3.4% increase was well above the expectations at the beginning of the year. Looking to prospects for the current year, the International Energy Agency recently raised its growth forecast to 1.8%. Most observers regard this as the minimum and are publishing forecasts nearer to 2.0% growth in oil demand for 2005. There is even growing concern about the ability of oil producers to meet consumption needs in early future years, especially that of low sulphur crude. The acceleration in demand growth commenced in 2003 and now projected through at least 2005 has been fueled by increasingly strong petroleum appetites in the U.S.A., China, India and the Pacific Rim. These consumers have come to rely almost entirely on imports to supply their incremental needs as their domestic production has virtually peaked or is already declining. Generally these markets are served by distant sources of production and the transport distances are growing ever longer. New or reopened pipelines and more stable geopolitical circumstances could take up some of the slack, but for the most part the world will become increasingly dependent on sea transportation. Many analysts suggest as a rough rule of thumb that the requirements for tanker tonnage grow at twice the pace of world oil demand growth.

During 2004 the increase in available tanker tonnage was extremely well absorbed. At the end of 2004 tanker capacity was approximately 105.4% of that available a year earlier. During peak demand periods there was virtually no unused capacity. The growth in import requirements cited earlier and the multiplier effect of longer trade routes combined with the increased selectivity of major charterers resulted in unusually tight supply conditions for younger vessels operated by quality managers. More modest growth in oil consumption and continued expansion of the modern fleet should help to ease the supply/demand squeeze in an otherwise extremely tight condition. Nevertheless, 2005 fleet utilization should be much higher than historical norms.

Longer term prospects for favorable supply/demand balance are highly encouraging. Assuming the advanced economies continue to experience modest but sustained growth and that developing countries avoid damaging hard landings, imported oil requirements should expand at a strong rate. At the same time, major shipyards have booked their berths through much of 2007. Productivity will provide the bulk of capacity expansion through 2010 when new facilities in China and elsewhere should begin to come on stream. Offsets to the growth in

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overall ship construction capacity could come from the competition for slots from container ships, dry bulk carriers, LNG transporters, cruise ships, drilling rigs and floating storage, etc. At the same time mandated tanker retirements by 2010 will also restrict the growth in available tonnage.

The industry outlook for 2005 involves several factors. Economic activity in most of the world continues on a path of growth with robust conditions evident in China, India, the Middle East, most of the Pacific Rim and selected sections of Latin America. Meanwhile the economies in the U.S.A., Japan and Germany are mixed. The U.S.A. which consumes about one-fourth of the world oil output is experiencing good growth. But, Japan and Germany, the third and fourth biggest consumers of oil are struggling with economic stagnation or outright recession. As noted earlier, supply/demand balance should provide the backdrop for strong fleet utilization and solid charter rates. Offsets to these desirable conditions include significantly higher interest rates, elevated bunker prices, rising insurance premiums, growing personnel expenses, vessel security costs, expanded regulatory procedures on ships and onshore, cost associated with securities issuance compliance and the ever rising penalties of a weak U.S. dollar. Nevertheless, on balance it is likely that 2005 will produce the third consecutive year of prosperity for the tanker industry.

OUTLOOK FOR TEN

The momentum of 2003 was maintained throughout 2004 and produced record profits for the year. 2005 has also started out in an acceptable fashion although charter rates in recent weeks have retreated from the peaks of late 2004/early 2005. TEN is on-track for another year of high fleet utilization, as 76% of employable days for the year have been booked or are under contract for the fleet now in operation. Including the M/T Didimon, a new building delivered last month which upon delivery commenced a one-year charter at an attractive rate, TEN will take delivery of five newbuildings by the end of September and management is optimistic about employment opportunities. Scheduled special surveys are light permitting increased employable days. Thus, fleet expansion, combined with high vessel utilization and acceptable charter rates should cushion the effects of rising costs and provide for another year of solid performance. Additionally, the aframax, Panos G, has been sold for delivery in March for an anticipated capital gain of $5 million.

On February 23rd, 2005, the Board of Directors declared a semi-annual dividend of $0.95 per share in respect of 2004 operations, payable April 26th, 2005 to stockholders of record on April 15th, 2005. The ex-dividend date will be April 13th, 2005. Combined with the $0.70 per share paid in October. This represents total dividends of $1.65 per share with respect to 2004. This action reflected confidence in the ability of management, the strength of the balance sheet and the inherent resources to fund the aggressive newbuilding program; thereby, providing the foundation for continued growth of the enterprise and shareholders’ value.

On 23rd February 2005, the Board of Directors decided to delist TEN´s stock from Oslo Stock Exchange. The Board of Directors is of the opinion that the interests of the shareholders would be best served by concentrating TEN´s efforts on the NYSE listings.

ABOUT TSAKOS ENERGY NAVIGATION

Tsakos Energy Navigation expects to operate a fleet of 40 vessels with approximately 4.3 million dwt by mid-2007, which would include 30 purpose built new-buildings (1998-2007) with approximately 3.4 million dwt. The Company currently operates a fleet of 26 vessels

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(including one chartered-in aframax and two chartered-in suezmaxes). The current fleet comprises 2.8 million dwt with an average of 7 years, compared to the world’s tanker average age of 12 years. Between now and mid-2007, TEN is scheduled to take delivery of 14 new-buildings (6 suezmaxes, 2 aframaxes, 5 handysize product carriers and 1 LNG carrier).

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

ten@tenn.gr

Parag Dave

GCI Group for Tsakos Energy Navigation Ltd.

Tel: 212-537-8026

pdave@gcigroup.com

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended December 31		Year ended December 31
	2004	2003	2004	2003
STATEMENT OF INCOME DATA
Voyage revenues	$94,005	$63,532	$318,278	$241,365

Commissions	3,822	3,117	13,065	11,296
Voyage expenses	15,373	14,504	66,450	61,297
Vessel operating expenses	14,988	15,304	53,900	49,949
Depreciation	8,854	8,551	35,377	32,877
Amortization of deferred drydocking charges	1,838	1,946	8,753	7,835
Provision for doubtful receivables	689	700	933	700
Management fees	1,383	1,215	5,328	4,470
General & Administrative expenses	1,056	1,114	3,098	2,415
Management incentive award	2,500	—	2,500	—
Amortization of deferred gain on sale of vessels	(792)	(541)	(3,168)	(541)
Gain on sale of vessels	(12,610)	—	(21,365)	—

Operating income	56,904	17,622	153,406	71,067

Interest and finance costs, net	(2,404)	(3,537)	(10,135)	(12,372)
Interest income	445	88	761	387
Foreign currency losses	(117)	(130)	(185)	(389)
Share of profits of joint-venture	—	(19)	—	602
Other income/(expense)	(556)	261	(556)	(242)

Net income	$54,273	$14,285	$143,290	$59,053

Earnings per share, basic	$2.69	$0.83	$7.53	$3.45
Earnings per share, diluted	$2.69	$0.83	$7.51	$3.44
Weighted average number of shares outstanding
Basic	20,170,742	17,169,623	19,034,727	17,134,347
Diluted	20,196,151	17,210,602	19,080,975	17,187,859

	December 31 2004	December 31 2003
BALANCE SHEET DATA
Cash and cash equivalents	118,375	86,813

Current assets, including cash	155,270	116,971
Investments	10,000	—
Advances for vessels	121,260	33,420
Vessels at cost	805,148	800,870
Accumulated Depreciation	(168,874)	(146,208)
Vessels’ Net Book Value	636,274	654,662
Deferred charges	15,184	20,454

Total assets	$937,988	$825,507

Current portion of long-term debt	39,693	41,602

Current liabilities, including current portion of long-term debt	80,544	83,463
Long-term debt, net of current portion	325,471	411,018
Deferred income, net of current portion	12,452	16,457
Total stockholders’ equity	519,521	314,569

Total liabilities and stockholders’ equity	$937,988	$825,507

	Three months ended December 31			Year ended December 31
	2004		2003	2004	2003
OTHER FINANCIAL DATA
Net cash from operating activities		$52,388	$18,600	$153,653	$84,184
Net cash from/(used in) investing activities		$21,047	$108,447	$(92,711)	$(91,837)
Net cash from/(used in) financing activities		$(46,965)	$(79,670)	$(29,380)	$54,792

FLEET DATA
Average number of vessels during period		26.8	27.0	27.3	25.7
Number of vessels at end of period		26.0	27.0	26.0	27.0
Average age of fleet at end of period	Years	7.5	6.5	7.5	6.5
Dwt at end of period (in thousands)		2,812.7	2,681.8	2,812.7	2,681.8

Time charter employment	Days	1,426	990	5,374	3,584
Period employment (pool and coa) at market rates	Days	504	660	2,122	1,993
Spot voyage employment at market rates	Days	491	702	2,251	3,146

Total operating days		2,421	2,352	9,747	8,723
Total available days		2,469	2,484	9,988	9,386

TCE per ship per day		$35,400	$23,472	$28,722	$22,633
Operating expenses per ship per day		$7,041	$6,642	$6,286	$5,946
Vessel overhead costs per ship per day		$2,000	$938	$1,094	$734

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

FINANCIAL AND OTHER DATA BY FLEET (Unaudited)

Three Months Ended December 31, 2004

	Newbuildings	VLCC 2004	Acquired (pre-1997)	Combined
Average number of vessels	15.8	1.0	10.0	26.8

Percentage of total fleet in dwt at end of period	66.7%	10.6%	22.7%	100%

Average age at end of period (years)	3.6	11.0	17.6	7.5

Utilization in period	100.0%	100.0%	95.3%	98.1%

Average TCE per ship per day	$36,291	$104,607	$26,609	$35,400

Average operating expenses per ship per day	$6,699	$9,313	$6,310	$7,041

Voyage Revenue, net of commission ($ thousand)	$55,018	$10,334	$24,831	$90,183

Net income, excluding gain on sale - ($ thousand)	$28,732	$7,659	$8,443	$44,833
Gain on sale of vessels				12,610
Holding and dormant companies				(3,171)

Total net income				54,273

Twelve Months Ended 31 December, 2004
	Newbuildings	VLCC 2004	Acquired (pre-1997)	Combined
Average number of vessels	16.0	0.9	10.4	27.3

Utilization in period	99.2%	100.0%	94.8%	97.6%

Average TCE per ship per day	$26,125	$78,011	$21,488	$28,722

Average operating expenses per ship per day	$5,059	$8,831	$6,497	$6,286

Voyage Revenue, net of commission ($ thousand)	$189,799	$30,122	$85,293	$305,213

Net income, excluding gain on sale—($ thousand)	$83,923	$18,722	$24,330	$126,976
Gain on sale of vessels				21,365
Holding and dormant companies				(5,050)

Total net income				143,290

Newbuildings include all vessels specifically constructed for TEN. These represent all additions to the fleet since 1997, except for the VLCC La Madrina.

TCE represents gross freight revenue less voyage expenses (excluding any charter-in costs). Commission is not deducted.

TCE rate given for the the VLCC Millennium, which is chartered out on a bare-boat basis, takes into account a notional operating cost per day.

Average operating costs per day excludes the three chartered-in vessels and the vessel bare-boat chartered out.